

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2023

Peter Cohen-Millstein
Partner
Hogan Lovells US LLP
390 Madison Avenue
New York, NY 10017

> **Re: Zynerba Pharmaceuticals, Inc.**
> **SC TO-T filed August 28, 2023**
> **Filed by Harmony Biosciences Holdings, Inc.**
> **File No. 005-88971**

Dear Peter Cohen-Millstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-T filed August 28, 2023

General

1. In the Offer to Purchase, please disclose - as was done in the August 14 press release - the per Share value of the various potential CVR payments, as well as the aggregate figure.

2. On pages 3 and 48, please clarify, if true, that Milestones 3 and 4, unlike the other Milestones, have no separate deadline by which achievement is necessary, other than the general termination date of December 31, 2040.

3. We note the copy of the Merger Agreement incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-37526) filed on August 14, 2023. Such copy, though labeled as the "Execution Version" and including signatures on the signature page, includes the following disclaimer on the cover page: "NO AGREEMENT, ORAL OR WRITTEN, REGARDING OR RELATING TO ANY OF THE MATTERS COVERED BY THIS DOCUMENT HAS BEEN ENTERED INTO BETWEEN THE

PARTIES. THIS DOCUMENT IS INTENDED SOLELY TO FACILITATE DISCUSSIONS AMONG THE PARTIES IDENTIFIED HEREIN. IT IS NOT INTENDED TO CREATE, AND WILL NOT BE DEEMED TO CREATE, A LEGALLY BINDING OR ENFORCEABLE OFFER OR AGREEMENT OF ANY TYPE OR NATURE BY THE COMPANY." Please file a copy of the actual, executed Merger Agreement, or advise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to David Plattner, Special Counsel, at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers and Acquisitions